Ilan Katz Partner ilan.katz@dentons.com D +1 212-632-5556	Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com

November 7, 2023

Anuja A. Majmudar

Kevin Dougherty

Steve Lo

Shannon Buskirk

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549-3010

Re:	Aurora Technology Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed October 20, 2023
File No. 333-271890

Ladies and Gentlemen:

By your letter dated October 31, 2023 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments on the Amendment No. 2 to the Registration Statement on Form S-4, filed electronically via the EDGAR system on October 20, 2023 (as amended, the “Registration Statement”) by our client, Aurora Technology Acquisition Corp. (the “Company”), in connection with the proposed transactions involving the Company, ATAK Merger Sub Corp., a subsidiary of the Company (“ATAK Merger Sub”), and DIH Holding US, Inc. (“DIH”). This letter sets forth our response with respect to the comments contained in the SEC Letter.

Concurrently herewith, we are filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”) electronically via the EDGAR system. The changes made in Amendment No. 4 reflect the responses of the Company or DIH, as applicable, to the Staff’s comments as set forth in the SEC Letter. We have enclosed a copy of Amendment No. 4 marked to show the changes made to the Registration Statement. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the responses of the Company or DIH thereto, as applicable, and references in the responses to page numbers are to the marked version of Amendment No. 4. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 4.

The Company has asked us to convey the following as its responses to the Staff.

Risk Factors

Risks Related to the Business Combination

ATAK’s Articles were amended in July 2023 to remove the requirement that redemptions could not be made if it would result in ATAK...., page 63

1.	We note your response to prior comment 3 indicating that you can rely on the exemption provided by Rule 3a51-1(a)(2) if you lose your listing status on the Nasdaq Stock Market LLC. In this regard, you state in your risk factor that you believe you can be listed on the Nasdaq Global Market. However, in order to rely on Rule 3a51-1(a)(2), you must meet the initial listing standards and be approved for listing. Accordingly, there may be a period of time where there is no exemption available to you, and as a result, your securities could fall within the definition of penny stock. Please revise your risk factor to disclose that you may not be able to immediately rely on another exemption and therefore would become an issuer of penny stock.

Response: The Staff’s comment is noted. The Company has revised the risk factor on page 63 accordingly.

Larraín Rencoret ► Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners

United States Securities and Exchange Commission November 7, 2023 Page 3	dentons.com

Opinion of ATAK’s Company’s Financial Advisor

Discounted Cash Flow Analysis, page 102

2.	We note you added disclosure on page 102 in response to prior comment 4 and we reissue the comment in part. Please disclose to discuss in detail, the underlying assumptions and estimates you rely on to derive each year’s revenue growth rate and cash flow margin starting 2023. For example, identify the specific expectations of new product innovation, projected increase to a certain number of new customer accounts, geographic expansion in a particular market and other factors that support the percentage revenue growth year over year. Your discussion of these underlying assumptions should be sufficiently clear and detailed to provide an understanding of the objectives expected to be achieved that ultimately translate into the projected financial results. In addition, discuss the factors or contingencies that may affect these growth rates from ultimately materializing.

Response: The Staff’s comment is noted. The Company has revised page 102 accordingly.

3.	We note your response to our prior comment 4 and re-issue it in part. We note that ATAK submitted an initial draft letter of intent to DIH reflecting a pre-transaction equity value of $220 million, and then on December 4, 2022, ATAK submitted a revised letter of intent to DIH indicating a proposed equity value for DIH of $250 million. You disclose that the projections for revenue growth and cash-flow margins between calendar years 2023 through 2025 were provided by the management team of DIH. Discuss why the estimates for revenue growth and cash flow margins between calendar years 2026 through 2032, determined collectively by the management team of DIH, ATAK and Newbridge, were formed and how such extended projections were used, such as by the board in determining its valuation of DIH. As part of this, discuss when each set of projections were formed and when such projections were shared with the ATAK Board. If the ATAK Board used the extended projections to 2032 in its valuation of DIH, disclose any risks the Board considered for such sustained future growth.

Response: The estimates for revenue growth and cash flow margins for calendar years 2026 through 2032 were prepared only for the purposes of the discounted cash analysis, and because Newbridge uses what it believes to be an industry standard of 10 years of financial data for its discounted cash flow analysis. These estimates were created after the December 2022 letter of intent which included the increased $250M equity value. The estimates were shown to the ATAK Board as part of the data inputs for the discounted cash flow analysis, as part of Newbridge fairness opinion presentation, and delivered to the ATAK Board on February 24, 2023, in the context of other valuation methodologies, including the public comparable analysis.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact Ilan Katz at (212) 632 5556 or ilan.katz@dentons.com, or Grant Levine at (212) 768 5384 or grant.levine@dentons.com, respectively.

Very truly yours,

/s/ Ilan Katz
Ilan Katz
Partner

cc:	Grant Levine
Dentons US LLP

cc:	Zachary Wang, Chief Executive Officer and Chairman
Aurora Technology Acquisition Corp.

Cc:	Mitchell S. Nussbaum, Esq.
Joan S. Guilfoyle, Esq.
Loeb & Loeb LLP

Larraín Rencoret ► Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners